     As filed with the Securities and Exchange Commission on May __, 1995
                                                       Registration No. 33-89264
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                     _____________________________________


                                AMENDMENT NO. 2

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           SURETY CAPITAL CORPORATION
             (Exact name of Registrant as specified in its charter)


             DELAWARE                                                                    75-2065607
   (State or other jurisdiction                                                       (I.R.S. Employer
 of incorporation or organization)                                                 Identification Number)

                                                                             C. Jack Bean
                1845 Precinct Line Road,                               1845 Precinct Line Road,
                       Suite 100                                              Suite 100
                  Hurst, Texas  76054                                    Hurst, Texas  76054
                     (817) 498-2749                                         (817) 498-2749
      (Address, including zip code and telephone                 (Name, address, including zip code
             number, including area code,                    and telephone number, including area code,
      of Registrant's principal executive offices)                      of agent for service)

                     _____________________________________

                                    Copy to:
                              DAN R. WALLER, P.C.
                            SECORE & WALLER, L.L.P.
                         ONE GALLERIA TOWER, SUITE 2290
                             13355 NOEL ROAD, LB 75
                              DALLAS, TEXAS 75240
                     _____________________________________


         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following: [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following: [x]

                        CALCULATION OF REGISTRATION FEE


=========================================================================================================
     Title of Each            Amount               Proposed              Proposed              Amount of
  Class of Securities          to be                Maximum               Maximum            Registration
   to be Registered        Registered(1)        Offering Price           Aggregate              Fee(1)
                                                 Per Share(1)        Offering Price(1)
     Common Stock,           1,287,400            __________            $5,905,948              $2,037
       $0.01 per
    Share Par Value
=========================================================================================================
- ---------------------------------------------------------------------------------------------------------

(1) For purposes of this calculation, the amount of shares to be registered is presumed to be 667,400 shares offered by Selling Shareholders and 620,000 shares offered by Registrant. The Registration fee is estimated based upon the average of the high and low market prices reported for the Common Stock of the Registrant carried on the Primary List of the American Stock Exchange during the week ended April 28, 1995, which was $4.5875 per share.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or on such earlier date as the Commission, acting pursuant to said Section 8(a), may determine.

                           SURETY CAPITAL CORPORATION

                                    FORM S-2

                             CROSS REFERENCE SHEET

Item                                                                                             Prospectus
No.      Item                                                                                 Caption or Page
- ----     ----                                                                                 ---------------
1.      Forepart of the Registration Statement and Outside                        Facing Page of Registration
        Facing Page of Registration Front Cover Page of Prospectus  . . . . . . . . . . Statement, ii, and 1.

2.      Inside Front and Outside
        Back Cover Pages of Prospectus    . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2 and 14

3.      Summary Information   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

3.      Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

3.      Ratios of Earnings to Fixed Charges   . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable

4.      Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6

5.      Determination of Offering Price   . . . . . . . . . . . . . . . . . . . . . . . . . .  Not applicable

6.      Dilution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not applicable

7.      Selling Security Holders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

8.      Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

9.      Description of Registrant's Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

10.     Interests of Named Experts and Counsel  . . . . . . . . . . . . . . . . . . . . . . .  Not applicable

11.     Information with Respect to the Registrant  . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

12.     Incorporation of Certain Information by Reference   . . . . . . . . . . . . . . . . . . . . . . . . 2

13.     Disclosure of Commission Position on Indemnification
        for Securities Act Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

                                   PROSPECTUS
                           SURETY CAPITAL CORPORATION
                                1,217,400 SHARES
                                  COMMON STOCK


         COMPANY SHARES. This Prospectus relates to the offer and sale of 620,000 shares of common stock, $0.01 par value, of Surety Capital Corporation (the "Company") by the Company ("Company Shares"). The offer and sale of Company Shares will terminate on October 31, 1995, unless extended for up to 60 days by the Company. The proceeds from the offer and sale of Company Shares will be used to retire outstanding indebtedness of the Company of $1,750,000, plus interest, and will represent approximately 17% of the total outstanding common stock of the Company if all of the Company Shares are sold. Company Shares will be offered and sold by persons who are officers and directors of the Company. No registered securities broker-dealer has been employed as of the date of this prospectus to assist the Company in the placement of Company Shares. Company Shares may be sold by selected securities broker-dealers that are members of the National Association of Securities Dealers, Inc., with whom the Company will contract in the future. Company Shares will not be sold in blocks of less than 1,000 shares. The Company must receive subscriptions for a minimum of $1,750,000 in order to consummate the offering. No minimum number of Company Shares must be sold in order to consumate the offering.


         SHAREHOLDERS' SHARES. This Prospectus also relates to the offer and sale from time to time of 667,400 shares of common stock of the Company by certain shareholders ("Selling Shareholders"). The shares of the Selling Shareholders are to be registered on a continuing basis and will be priced at the market price on the day of sale. The shares offered by the Selling Shareholders represent approximately 22% of the current total outstanding shares of common stock of the Company. The Selling Shareholders may sell their stock, directly or through agents, dealers or underwriters, on terms to be determined at the time of sale. To the extent required, the respective purchase prices and public offering prices, the name of any agent, dealer or underwriter and applicable discounts or commissions with respect to a particu-lar offer by Selling Shareholders will be set forth in an accompanying prospectus supplement. See "Selling Shareholders".

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES INVOLVE A SIGNIFICANT DEGREE OF RISK.
SEE "RISK FACTORS."

         NO PERSON, OR PERSONS ACTING TOGETHER, MAY ACQUIRE IN THE AGGREGATE 10% OR MORE OF THE COMPANY'S SHARES WITHOUT COMPLYING WITH THE PRIOR NOTICE REQUIREMENTS OF THE BANK CHANGE OF CONTROL ACT.

                 PRELIMINARY PROSPECTUS - SUBJECT TO COMPLETION

                              DATED MAY 19, 1995


         INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

         The Company's common stock is traded on the Primary List of the American Stock Exchange ("AMEX") under the symbol "SRY". As of the close of the market on May __, 1995, the price of the common stock was listed at $_______ per share.

- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                       Proceeds to Issuer
                                 Price to Public                 Brokers Commissions               or Selling Shareholders(2)
- -----------------------------------------------------------------------------------------------------------------------------
Per Share                             _____                               _____                               _____

Shares Offered
 by Company(1)                        _____                               _____                               _____

Shares Offered by
Selling Shareholders(1)           At the Market                           _____                               _____

- -----------------------------------------------------------------------------------------------------------------------------

   (1) Both the Company Shares and the Selling Shareholders' shares will be offered on a continuous basis under Rule 415 of Regulation C promulgated by the SEC under the Securities Act of 1933, as amended. The shares of the Selling Shareholders may be sold at the market price as quoted on the Primary List of the American Stock Exchange at the time of sale or as negotiated between the buyer and seller and any dealer or underwriter involved.

   (2) Additional expenses related to this offering will total approximately $159,146.75. The Company will pay these expenses from proceeds from the sale of the Company Shares offered herein, or out of general corporate funds.

                  The date of this Prospectus is May __, 1995.

                             AVAILABLE INFORMATION

         The Company has filed a Form S-2 Registration Statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission ("Commission") with respect to the common stock offered pursuant to this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement and the exhibits thereto. However, all material information is contained in the Registration Statement and this Prospectus or in documents incorporated by reference therein. In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports and other information with the Commission. The Registration Statement filed with respect to this Prospectus, and all other reports, proxy statements and other information can be inspected free of charge at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at 411 W. Seventh Street, Eighth Floor, Fort Worth, Texas 76102. Copies of such material may be obtained upon the payment of prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

         The Company's common stock is traded on the American Stock Exchange and copies of the Company's periodic reports, proxy statements, and other information is also available for inspection at the American Stock Exchange at 86 Trinity Place, Fifth Floor Library, New York, NY 10006. The telephone number at the American Stock Exchange is (212) 306-1290.

                INCORPORATION  OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission (File No. 33-1983) are incorporated herein by reference:

         1. Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 Form 10-K");

         2. Definitive Proxy Statement dated April 5, 1995, in connection with the Company's annual meeting of stockholders held on April 28, 1995;

         3.      Report on Form 8-K, dated January 17, 1995;

         4. Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1994, as amended on February 6, 1995;

         5.      Report on Form 8-K/A, dated February 6, 1995; and

         6.      Quarterly Report on Form 10-Q for the quarter ended March 31,
                 1995.


         The Company will provide without charge to each person to whom this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents that have been incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Any such requests should be directed to Mr. C. Jack Bean, Chairman of the Board, Surety Capital Corporation, 1845 Precinct Line Road, Suite 100, Hurst, Texas 76054,
(817) 498-2749.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus.

THE SHARES                Common stock of the Company, $.01 par value.  The
                          Company is authorized to issue 20,000,000 shares and presently has 3,040,829 issued and outstanding. The common stock of the Company is traded on the American
                          Stock Exchange under the symbol "SRY". As of the close of the market on May __, 1995, the stock was priced at $_________ per Share.

THE COMPANY               The Company is a bank holding company incorporated in
                          Delaware with main offices in Hurst, Texas.  The
                          Company's principal asset is approximately 99% of the outstanding common stock of Surety Bank, N.A. (the
                          "Bank"), a national banking association. The Bank, with offices located in Hurst, Whitesboro, Wells, Kennard, Chester, and Lufkin, Texas, engages in general commercial and consumer banking and concentrates its lending activities in the area of insurance premium financing. As of April 30, 1995, there were 416 stockholders of record. For additional information, please contact the Company at its principal executive offices, 1845 Precinct Line
                          Road, Suite 100, Hurst, Texas 76054 and its phone number is (817) 498-8154.

THE OFFERING OF           Common Stock                            620,000 shares
COMPANY SHARES
                          Purchase Price per Share                   $__________

                          Maximum Proceeds to Company from           $ _________
                          Sales of Company Shares (Estimated)

USE OF PROCEEDS           Proceeds from offer and sale of Company Shares will
                          first be used to repay outstanding indebtedness of the Company of $1,750,000, plus interest. The balance of the proceeds, if any, will be used either to pay expenses associated with this offering or for working capital of the Company. See "Use of Proceeds". The Company will receive no proceeds from the sale of shares of the Selling Shareholders. See
                          "Selling Shareholders".

MINIMUM PURCHASE          Each purchaser of Company Shares must purchase a
                          minimum of 1,000 shares.

THE OFFERING BY           Common Stock                            667,400 shares
SELLING SHAREHOLDERS
                          Purchase Price per Share
                                                                       At Market

                          Maximum Proceeds to Selling Shareholders   $__________
                          from Sales of common stock (Estimated)

SELLING SHAREHOLDERS      Each of the Selling Shareholders acquired their
                          shares in a private placement of the Company's common stock in December 1994 at a price of $3.25 per share.
                          The Selling Shareholders are not, and never have been, affiliates of the Company. Pursuant to an agreement between the Company and each Selling
                          Shareholder, the Company is obligated to use its best efforts to register the shares issued in the private placement. See "Selling Shareholders."

                                  RISK FACTORS

         In addition to the other information in this Prospectus, prospective investors should carefully consider the following factors which individually or cumulatively could result in the decline or loss in the value of the shares offered:

         THE OVERTON BANK & TRUST LOAN. On December 9, 1994, the Company borrowed $1,750,000 from Overton Bank & Trust, N.A. ("Overton") bearing interest at two percent above Overton's prime rate with principal and interest due at maturity. This loan is due on June 7, 1995. The loan is secured by all of the Shares of the Bank owned by the Company and by a personal guarantee of
C. Jack Bean, Chairman of the Board of the Company. The loan was obtained to assist the Bank in acquiring the First National Bank, Whitesboro, Texas. The Company intends to repay this loan with the proceeds from the offer and sale of the Company Shares. If sufficient proceeds are not raised from this offering by the maturity date of the indebtedness to retire the indebtedness in full, the Company may have to use other means to repay the loan or may have to extend all or a portion of the loan, which in turn, could materially affect earnings of the Company and thus the market price of the common stock. See "Use of Proceeds".

         INSURANCE PREMIUM FINANCING CONCENTRATION MAY INCREASE RISK OF LOSSES. As of December 31, 1994, insurance premium financing loans represented approximately 32% of the total loans of the Bank. Such a high concentration of insurance premium financing loans may expose the Bank to greater risk of loss than would a more diversified loan portfolio, although no more than 10% of the Bank's premium finance loans are made regarding policies issued by any one insurance company.

         ALLOWANCE FOR LOAN LOSSES. Based on management's analysis of current historical data, the Bank endeavors to establish an adequate allowance for possible loan losses. Loan losses different from the allowance provided by the Bank could occur, and loan losses in excess of the allowance for loan losses are possible. Loan losses in excess of the amount of the allowance could and probably would have a material adverse effect on the financial condition of the Bank and therefore the Company. At December 31, 1994, the Bank's allowance for loan losses was 1.1% of total loans (net of unearned interest) and 574.8% of total nonperforming loans. Management feels that all known losses in the portfolio have been provided for.

         EQUITY CAPITAL COMPLIANCE REQUIREMENTS FOR BANK AND COMPANY. Pursuant to regulatory requirements, the Bank and the Company are required to maintain certain levels of regulatory capital. Failure to meet these capital requirements could expose the Company and/or the Bank to possible regulatory administrative action or agreements, including, as to the Bank, limitations on asset growth, restrictions on operations, restrictions on payment of dividends or mandated disposition of assets. For bank holding companies with less than $150 million in consolidated assets, the capital requirements are applied on a bank-only basis. Generally, a national bank is required to maintain a minimum ratio of 8% qualifying capital to risk-weighted assets. Qualifying capital includes common stockholders' equity and, subject to certain limitations, preferred stock, the allowance for loan losses, mandatory convertible debt and subordinated debt. For purposes of calculating the ratio, assets are assigned different risk weights ranging from 0% for risk-free assets such as cash to 100% for assets such as commercial loans. At December 31, 1994, the Bank had a qualifying capital to risk-weighted assets ratio of 11.17%. In addition, the Bank is required to maintain a minimum level of 3% core (generally equity) capital to assets. At December 31, 1994, the Bank had a 10.13% ratio of core capital to assets. There can be no assurance that the Company will be successful in maintaining or raising capital for the Bank sufficient to meet its needs.

         DILUTION; ADDITIONAL FINANCING NEEDED. The price at which the Company Shares are being offered is greater than the Company's book value per share as of the effective date of the Registration Statement. While the capital raised in this offering will increase the Company's book value per share, the price paid by purchasers of the common stock will exceed the Company's book value per share at the close of the offering. There can be no assurance that the Company's present capital and financing will be sufficient to finance future
operations.   If the Company sells additional shares of common and/or preferred stock to raise funds in the future, the terms and conditions of the issuances may have a dilutive effect or otherwise adversely impact existing shareholders. If additional financing becomes necessary, there can be no assurance that the financing can be obtained on satisfactory terms. In this event, the Company could be required to restrict its operations.

         SHARES OWNED BY TENNESSEE RECEIVER'S OFFICE. Approximately 6% of the total outstanding shares of the Company is currently held by the Tennessee Receiver's Office (the "Liquidator") as a result of a Liquidation Order with respect to Anchorage Fire & Casualty Insurance Company, a former stockholder of the Company. Pursuant to the Liquidation Order, all assets of Anchorage (including the shares of common stock of the Company owned by Anchorage) are vested in the Liquidator. The Company is currently attempting to assist the Liquidator in selling its shares. However, should the Liquidator attempt to sell shares over a short period of time, such a transaction or transactions could have a significant adverse effect on the market price for the common stock.

         RELIANCE ON KEY PERSONNEL. The Company and the Bank are highly dependent upon their executive officers and key employees. Specifically, the Company considers the services of C. Jack Bean, G. M. Heinzelmann, III, and Bob Hackler to be of vital importance to the success of the Company. The unexpected loss of the services of any of these individuals, particularly Mr. Bean, Chairman of the Board of the Company, could have a detrimental effect on the Company and the Bank. The Bank is the beneficiary of a $500,000 key man insurance policy on the life of Mr. Bean.

         "SOURCE OF STRENGTH DOCTRINE." The Federal Reserve has announced a policy sometimes known as the "source of strength doctrine" that requires a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. The Federal Reserve has interpreted this policy to require that a bank holding company, such as the Company, stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity. The Federal Reserve has stated that it would generally view a failure to assist a troubled or failing subsidiary bank in these circumstances as an unsound or unsafe banking practice or a violation of Regulation Y or both, justifying a cease and desist order or other enforcement action, particularly if appropriate resources are available to the bank holding company on a reasonable basis. The requirement that a bank holding company, such as the Company, make its assets and resources available to a failing subsidiary bank could have an adverse effect on the Company and its stockholders.

         RESTRICTION ON BANK DIVIDENDS. The Company does not intend to pay dividends in the near future. However, the payment of cash dividends by the Company in the future will depend to a large extent on the receipt of dividends from the Bank. The ability of the Bank to pay dividends is dependent upon the
Bank's earnings and financial condition.   The payment of cash dividends by the
Bank to the Company and by the Company to its stockholders is subject to statutory and regulatory restrictions. See "Description of Company's Common Stock."

         COMPETITION. There is significant competition among banks and bank holding companies in the areas in which the Bank and the Company operate. The Company believes that such competition among such banks and bank holding companies, many of which have far greater assets and financial resources than the Company, will continue to increase in the future. The Bank also encounters intense competition in its commercial banking business from savings and loan associations, credit unions, factors, insurance companies, commercial and captive finance companies, and certain other types of financial institutions located in other major metropolitan areas in the United States, many of which are larger in terms of capital, resources and personnel. The casualty insurance premium financing business of the Bank is also very competitive. Large insurance companies offer their own financing plans, and other independent premium finance companies and other financial institutions offer insurance premium financing.

         GOVERNMENT REGULATION AND RECENT LEGISLATION. The Company and the Bank are subject to extensive federal and state legislation, regulation and supervision regarding banking and insurance premium financing. Recently enacted or proposed legislation and regulations have had, will continue to have or may have significant impact on the banking industry. Some of the legislative and regulatory changes may benefit the Company and the Bank, while others may increase the Company's costs of doing business and assist competitors of the Company and the Bank. For example, under the Riegle-Neal Interstate Banking and Branching Act of 1994 (the "Interstate Banking Act"), banks may acquire branches through interstate mergers beginning in June 1997, unless a state "opts out." The Texas Legislature has passed legislation to opt out until 1999. The Governor is not expected to veto the bill. It is not possible to predict whether this legislation will enhance or decrease the value of stock of existing Texas based financial institutions. In addition, persons, alone or acting in concert with others, seeking to acquire more than 10% of any class of voting securities must comply with the Change in Bank Control Act. Entities seeking to acquire more than 5% of any class of voting securities must comply with the Bank Holding Company Act.

         GENERAL ECONOMIC CONDITIONS AND MONETARY POLICY. The operating income and net income of the Bank depend to a substantial extent on "rate differentials," i.e., the differences between the income the Bank receives from loans, securities and other earning assets, and the interest expense it pays to obtain deposits and other liabilities. These rates are highly sensitive to many factors which are beyond the control of the Bank, including general economic conditions and the policies of various governmental and regulatory authorities. For example, in an expanding economy, loan demand usually increases and the interest rates charged on loans increase. Increases in the discount rate by the Federal Reserve System usually lead to rising interest rates, which affect the Bank's interest income, interest expense and investment portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can increase savings and affect the cost of funds.

         STOCK PRICE VOLATILITY. The market price of the Company's common stock has been highly volatile in the past. There can be no assurance that the market price of the Company's common stock will not be volatile in the future, and no assurance that the market price will not decrease below the price at which shares are offered herein.


                                USE OF PROCEEDS

         SALES OF COMMON STOCK BY THE COMPANY. The Company intends to use the proceeds from the sale of Company Shares to retire an indebtedness of $1,750,000, plus interest, currently owed to Overton Bank & Trust, N.A. ("Overton"). The Overton loan is due on June 7, 1995. The interest rate on the outstanding principal is two percent (2%) above Overton's prime rate. The Company borrowed the funds in order to assist the Bank in the acquisition of the First National Bank, N.A., Whitesboro, Texas. The loan is secured by all of the stock of the Bank owned by the Company and by a personal guarantee of C. Jack Bean, Chairman of the Board of the Company. Any proceeds remaining after the discharge of the Overton loan will be used for the payment of expenses associated with the offering and for working capital.

         SALES OF COMMON STOCK BY THE SELLING SHAREHOLDERS. The 667,400 shares of common stock offered herein by certain Selling Shareholders may be sold from time to time for their own account (see "Selling Shareholders"). The Company will not receive any proceeds from the sale of such shares. The Company has agreed with the Selling Shareholders to include their shares in this Registration Statement. All costs, expenses and fees incurred in connection with the registration of the shares of the Selling Shareholders will be borne by the Company. The Selling Shareholders will bear all selling costs associated with the offer or sale of their shares.

                                 CAPITALIZATION



         PRO FORMA BALANCE SHEET. The following table sets forth the unaudited actual capitalization of the Company at March 31, 1995, and the pro forma capitalization reflecting the sale by the Company of the Company Shares offered herein. The pro forma assumes that 620,000 shares were sold for $3.25 per share, with net proceeds of approximately $1,965,000. In adition, the pro forma assumes that the entire Overton loan is repaid. The effects of the increased capitalization and the repayment of the Overton loan on the pro forma balance sheet at December 31, 1994 are immaterial and therefore no such balance sheet is provided. See "Use of Proceeds".




                                                                             March 31, 1995
                                                              -----------------------------------------
                                                                                             Pro forma
                                                                 Actual                       Maximum
                                                              -----------                  ------------
 Note payable:
     Short term note due July 7, 1995                          $1,750,000                        $ -0-

 Stockholders' equity:
     Common stock, $.01 par value;
        Authorized - 20,000,000 shares;
        Issued - 3,040,829 shares,
        (3,660,829 as adjusted maximum)                            30,408                       36,608
     Additional paid-in capital                                 8,113,214                   10,078,214
     Surplus                                                      135,262                      135,262
     Unrealized gain on available-for-sale securities              45,208                       45,208
                                                             ------------        -        ------------
           Total stockholders' equity                           8,324,092                   10,295,292
                                                             ------------        -        ------------

           Total capitalization                               $10,074,092                  $10,295,292
                                                             ============        =        ============



         PRO FORMA INCOME STATEMENT. The following table sets forth the unaudited actual results of operations for the first three months of 1995 and an unaudited pro forma schedule showing the results of operations as adjusted for net proceeds of $1,965,000 as if this offering were completed on January 1, 1995. This table is intended to reflect the elimination of the interest expense associated with the Overton loan, the provision for income taxes and the impact on earnings per share as a result of this offering. The effects of the increased capitalization and the repayment of the Overton loan on the pro forma year-end income statement for the twelve (12) month period ended December 31, 1994 were immaterial and therefore no such income statement is included.



                                                                                          Income Statement
                                                                               for the three months ended March 31, 1995
                                                                        -------------------------------------------------------
                                                                                           Pro forma
                                                                                           Adjustments
                                                                          Actual       Debit       Credit           Pro Forma
                                                                        ----------    -------      -------         -----------
              Total interest income                                     $2,210,333                                 $2,210,333
              Total interest expense                                       781,131                   50,055 (A)       731,076
                                                                        ----------                                 ----------
                   Net interest income before provision for loan         1,429,202                                  1,479,257
          losses
              Provision for loan losses                                     45,000                                     45,000
                                                                        ----------                                 ----------
                 Net interest income                                     1,384,202                                  1,434,257
                                                                        ----------
              Total noninterest income                                     368,292                                    368,292
              Total noninterest expense                                  1,542,130     17,019 (A)                   1,559,149
                                                                        ----------                                 ----------
                    Net income                                            $210,364                                 $  243,400
                                                                         =========                                 ==========

                    Net income per share                                     $0.07                                 $     0.07
                                                                             =====                                 ==========

              Weighted average shares outstanding                        3,040,829                  620,000 (B)     3,660,829



   (A) To record elimination of interest expense on short term debt (the amount recorded in the first quarter was $50,055) and the related income tax effect (tax rate of 34% used) of the interest expense reduction. The short term debt will be paid off with the proceeds from the offering.



   (B) To record the addition of 620,000 shares of common stock outstanding as if the offering were completed on January 1, 1995 assuming all shares offered are sold.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         The Company earned $210,364 and $112,832 during the three months ended March 31, 1995 and 1994, respectively. Total interest income increased 93% to $2,210,333 from $1,144,315, while total interest expense increased 186% to $781,131 from $272,980, resulting in a 64% increase in net interest income (before provision for loan losses) to $1,429,202 from $871,335. The Company's loan growth between these two periods was concentrated within the real estate lending, commercial loans and the medical claims receivable financing. Real estate lending increased by 797% to $16,041,646 from $1,788,802, commercial lending increased by 198% to $15,857,674 from $5,327,177, and medical claims receivable financing increased by 103% to $4,141,435 from $2,043,890. This growth is attributed to management's marketing efforts and the acquisition of the First National Bank, Whitesboro and the Farmers Guarantee State Bank of Kennard. The average volume of consumer, commercial, and real estate lending increased 153%, with a decrease in average yields on those loans from 12% to 11%. The 34% increase in the average volume of insurance premium loans was accompanied by no change in the average yield on those loans of 12%. The average balance of interest bearing deposits increased 117%, while the average rate paid increased from 2.5% to 3.4%. The increase in average rate paid for interest bearing liabilities moved higher as a result of increased interest rates within the marketplace and the interest expense associated with the short term note. On March 31, 1995, the Bank sold its secured credit card program to Bank IV, Oklahoma City, Oklahoma, for a gain of approximately $30,000.

         The Company recorded a $45,000 provision for loan losses during the three months ended March 31, 1995 compared to $28,552 provision for loan losses during the three months ended March 31, 1994. As the Company's ratio of net charge-offs to average loans remained unchanged at 0% for these periods, the Company provided amounts, through charges to earnings, to maintain the allowance for loan losses at an adequate level. Management feels that all known losses in the portfolio have been recognized.

         The Company's noninterest income increased 47% to $368,292 from $250,417 for the three months ended March 31, 1995 and 1994, respectively. This increase compares to a corresponding increase in average noninterest bearing deposits of 69% to $12,197,290 from $7,226,728 for these same periods.

         Noninterest expense increased 47%, primarily the result of a 43% increase in salaries and employee benefits and a 50% increase in general and administrative expenses. The increase in salaries and benefits was due primarily to additional staffing required by the merger of the acquired banks and the Bank's loan and deposit growth. Increases in general and administrative expenses relate primarily to legal and professional fees and FDIC assessments.



         [THE REMAINDER OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

                           SURETY CAPITAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                      March 31, 1995 and December 31, 1994
                                  (Unaudited)

                                                                               March 31,           December 31,
                                                                                 1995                 1994
                                                                              -----------          ------------
Assets:
    Cash and cash equivalents                                                  11,354,543            11,194,360
    Investment securities and interest bearing deposits in                     15,858,960            21,028,442
       financial institutions
    Net loans                                                                  67,459,955            63,965,402
    Premises and equipment, net                                                 2,341,530             2,393,601
    Accrued interest receivable                                                   576,366               623,737
    Other assets                                                                3,070,799             3,088,769
                                                                             ------------          ------------

                 Total assets                                                $100,662,153          $102,294,311
                                                                             ============          ============

Liabilities:
    Total deposits                                                             90,117,511            92,027,122
    Other liabilities                                                           2,220,550             2,201,508
                                                                             ------------          ------------

                 Total liabilities                                             92,338,061            94,228,630
                                                                             ------------          ------------

Shareholders' equity                                                            8,324,092             8,065,681
                                                                             ------------          ------------

        Total liabilities and shareholders' equity                           $100,662,153          $102,294,311
                                                                             ============          ============


                     CONSOLIDATED STATEMENTS OF OPERATIONS
               for the three months ended March 31, 1995 and 1994
                                  (Unaudited)

                                                                             Three Months          Three Months
                                                                                 Ended                Ended
                                                                               March 31,             March 31,
                                                                                 1995                  1994
                                                                             ------------          ------------
    Interest income                                                             2,210,333             1,144,315
                                                                               ----------           -----------
    Total interest expense                                                        781,131               272,980
                                                                               ----------           -----------
    Provision for loan losses                                                      45,000                28,552
                                                                               ----------          ------------

    Net interest income                                                         1,384,202               842,783
                                                                               ----------           -----------
    Noninterest income                                                            368,292               250,417
                                                                               ----------           -----------
Noninterest expense:
    Salaries and employee benefits                                                707,219               493,246
    Occupancy and equipment                                                       218,687               141,153
    General and administrative                                                    515,355               343,469
                                                                               ----------           -----------
       Total noninterest expense                                                1,441,261               977,868
                                                                               ----------           -----------
         Income before income taxes                                               311,233               115,332
    Income tax expense                                                            100,869                 2,500
                                                                               ----------           -----------

         Net income                                                            $  210,364           $   112,832
                                                                               ==========           ===========

Net income per share of common stock                                           $     0.07           $      0.05
                                                                               ==========           ===========

Weighted average shares outstanding                                             3,113,483             2,373,429
                                                                               ==========           ===========

                              SELLING SHAREHOLDERS

     The Selling Shareholders acquired their shares from the Company in December 1994 at a price of $3.25 per share through a private placement of securities conducted under Regulation D of the Securities Act of 1933. The purchase price was determined by arm's length negotiations. In the private placement, pursuant to a Contingent Stock Rights Agreement with the Selling Shareholders, the Company agreed to issue additional common stock or other securities to the Selling Shareholders in the event (1) their shares were not registered by December 25, 1995 or (2) other shares of common stock of the Company are sold at a price less than $3.25 per share. The rights of the Selling Shareholders under such agreement terminate 10 days after the earlier of July 1, 1995 or the receipt by the Company of gross proceeds of $1,750,000 or more from sales of common stock or other securities.

     The following table sets forth certain information as of December 31, 1994 regarding the common stock beneficially owned by the Selling Shareholders.
None has occupied any position or office or had any other material relationship with the Company.

                                                                                  Number of Shares of    Percentage of Shares
                                                             Number of Shares of      Common Stock         of common stock
                 Number of Shares of  Percentage of Shares      Common Stock      Owned After Sale of    Owned After Sale of
                     Common Stock          of Common             Offered by        Shares Offered by        Shared Offered
Name            Beneficially Owned(1) Stock Outstanding(2)     This Prospectus     This Prospectus(3)     By this Prospectus
- ----            --------------------- --------------------     ---------------     ------------------     ------------------
Robert M. Adams            50,000              1.64%                  50,000               0                      0%

The Advantage Special     124,000              4.08%                 124,000               0                      0%
Fund

Evergreen Limited         151,500              4.98%                 151,500               0                      0%
Market Fund

Investors Capital Fund     16,200              0.53%                  16,200               0                      0%

John Hancock Bank &       303,700              9.99%                 303,700               0                      0%
Thrift Opportunity
Fund

James H. Levi              16,000              0.53%                  16,000               0                      0%

Edward G. Shufro            6,000              0.20%                   6,000               0                      0%

TOTAL                     667,400             21.95%                 667,400               0                      0%


(1) Each of the parties named has sole voting and dispositive power with respect to the shares reported.

(2) Based on 3,040,829 shares of common stock outstanding at December 31, 1994.

(3) This assumes the sale by all of the Selling Shareholders of the shares offered in this Prospectus. At this time the Company has not been advised by any of the Selling Shareholders of any plans, if any, to sell the shares owned by each.

         The Selling Shareholders and any underwriter, dealer or agent that participates with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), and any discounts or commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts and commissions under the 1933 Act. The Company will not receive any proceeds from the offer and sale of shares of the Selling Shareholders, but will pay certain offering expenses regarding the preparation of this Registration Statement and related matters. Offering expenses incurred by the Selling Shareholders may consist of underwriting discounts, selling commissions and fees of their own attorneys, none of which is currently estimable.

                              PLAN OF DISTRIBUTION


         SALES OF THE COMPANY SHARES. The Company Shares will be sold by officers and directors of the Company and by other securities broker/dealers that are qualified to offer and sell the shares in a particular state as hereafter engaged by the Company and that are members of the National Association of Securities Dealers, Inc. ("Selling Broker/Dealers"). Selling Broker/Dealers will be paid a sales comission of 5%. The Company estimates that the total maximum compensation to be paid to Selling Broker/Dealers would be approximately $100,250 if the maximum number of shares are sold. The Company will not sell shares in blocks of less than 1,000 shares. The offering will terminate on October 31, 1995 unless extended by the Company, in its sole discretion, for up to 60 days thereafter, or until December 31, 1995.


         SALES OF SHARES OF THE SELLING SHAREHOLDERS. Shares owned by a Selling Shareholder may be sold from time to time directly by such Selling Shareholder. Alternatively, the Selling Shareholders may from time to time offer their respective shares in one or more transactions (which may involve block transactions) (i) through underwriters; (ii) through dealers; (iii) "at the market" to or through a market maker or into an existing trading market, in the over-the- counter market or otherwise, or in other ways not involving market makers or established trading markets; (iv) in privately negotiated transactions; or (v) in a combination of any such transactions. Such transactions may be effected by any Selling Shareholder at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the aggregate amount of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

         If an underwriter or underwriters are utilized in a firm commitment public offering, the Selling Shareholders will execute a firm commitment underwriting agreement with such underwriters. If a dealer is utilized in the sale of its shares, the Selling Shareholder will sell such shares to the dealer, as principal. The dealer may then resell such shares to the public at varying prices to be determined by such dealer at the time of resale. Sales of Shares by Selling Shareholders may be "at the market" and not at a fixed price and may be made to or through one or more underwriters, acting as principal or as agent, as shall be specified in an accompanying prospectus supplement.
Other sales may be made, directly or through agents, to purchasers outside existing trading markets. The place and time of delivery for a particular offer of the shares will be set forth in an accompanying prospectus supplement, if required.


                     DESCRIPTION OF COMPANY'S COMMON STOCK

         COMMON STOCK. The Company is authorized to issue twenty million (20,000,000) shares of common stock, par value $0.01 per share, 3,040,829 of which shares were issued and outstanding as of April 30, 1995 (not including 106,980 shares issuable upon the exercise of outstanding stock options and warrants). In 1994, the Company's common stock was traded in the Emerging Companies section of the AMEX for approximately ten (10) months, from February 23 through December 31. During that period 829,900 shares were traded against an average number of shares outstanding of 2,393,841.

         Holders of shares are entitled to one vote per share, without cumulative voting, on all matters to be voted on by shareholders. Therefore, the holders of more than 50% of the shares voting for the election of directors can elect all the directors and the remaining holders of shares will not be able to elect any directors. Subject to preferences that may be applicable to any outstanding preferred stock, shareholders are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, shareholders are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Shares have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

         PREFERRED STOCK. The Company is authorized to issue one million (1,000,000) shares of preferred stock, par value $0.01 per share, none of which are issued and outstanding as of the date of this Prospectus. The Board of Directors of the Company may establish series of preferred stock with such rights and preferences as may be fixed and determined by the Board of Directors.

         DIVIDEND POLICY. The Company does not currently intend to pay dividends in the foreseeable future, but intends to retain any future earnings for use in the business of the Company and the Bank. Payment of any dividends in the future will be made at the discretion of the Board of Directors of the Company and will depend upon the operating results and financial condition of the Company and the Bank, their capital requirements, general business conditions and other factors. Additionally, the Federal Reserve has announced a policy sometimes known as the "source of strength doctrine" which requires that "a bank holding company shall serve as a source of financial and managerial strength to its subsidiary banks and shall not conduct its operations in an unsafe and unsound manner." The Federal Reserve has interpreted this policy to require that a bank holding company, such as the Company, make its resources available to a subsidiary bank that is threatened with failure. The source of strength doctrine could operate to prevent a bank holding company such as the Company from making dividend payments to its shareholders even though otherwise permitted to do so by other applicable law. The payment of cash dividends by the Company in the future will depend to a large extent on the receipt of dividends from the Bank. The ability of the Bank to pay dividends is dependent upon the Bank's earnings and financial condition. In addition, the payment of cash dividends by the Bank to the Company and by the Company to its shareholders is subject to statutory and regulatory restrictions.

         ANTI-TAKEOVER MEASURES. The Company has adopted certain measures that it believes to be in the best interest of the Company in order to prevent, to the extent reasonably possible, a hostile takeover by a third party or the loss of certain key employees of the Corporation. Specifically, the Company has entered into agreements with C. Jack Bean, Chairman of the Board, G.M. Heinzelmann, III, President, and Bobby W. Hackler, Vice President, providing that, in the event of a change in control of the Company and any or all of them are terminated as employees of the Company or are materially relieved of their duties, the Company will pay to such employee three times his base annual salary at the time of termination or relief from duties as a lump sum severance payment or the equivalent value in common stock of the Company based upon the prevailing market price for the common stock at the time of termination or relief from duties.

         TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar of the common stock is Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248.

         STOCK OPTIONS. The Company has adopted a Stock Option Plan for key and executive employees, under which options to purchase 71,480 shares of common stock are outstanding exercisable at prices which range from $2.343 to $7.2188. Options covering up to 100,000 shares may be issued under the 1995 Stock Option Plan.

         WARRANTS.   There is presently one outstanding warrant issued by the
Company in June 1994. The warrant entitles the holders to purchase 35,500 shares of the Company's common stock at an exercise price of $4.50 per share. The warrant will expire on June 17, 1995.

                    INFORMATION WITH RESPECT TO THE COMPANY



         INFORMATION ACCOMPANYING THIS PROSPECTUS. Certain financial and other information with regard to the Company is set forth in the Company's Annual Report on Form 10-K for the period ending December 31, 1994 and the Quarterly Report on Form 10-Q for the period ended March 31, 1995, both of which accompany this Prospectus. There have been no material events or changes that have occurred with respect to the Company since these documents were filed with the Securities and Exchange Commission.

         The Company is not currently a party to any material legal proceedings.



                                 LEGAL OPINION

         Certain matters with respect to the validity of the shares have been passed upon by Secore & Waller, L.L.P., Dallas, Texas.


                                    EXPERTS

         The consolidated Financial Sheets of the Company as of December 31, 1994 and 1993 and the related consolidated Statements of Operations, Shareholders Equity, and Cash Flows for each of the three years in the period ended December 31, 1994 have been incorporated by reference herein in reliance on the report of Coopers & Lybrand, L.L.P. independent accountants, given on the authority of that firm as experts in accounting and auditing. The financial statements of the First National Bank, N.A., Whitesboro, Texas and the Farmers State Bank of Kennard, Kennard, Texas as of December 31, 1993 and for each of the three years in the period ended December 31, 1993, have been incorporated by reference herein also in reliance on the report of Coopers & Lybrand, L.L.P. and given on the authority of that firm as experts in accounting and auditing.


                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the General Corporation Law of the State of Delaware (the "Act") empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity as directors and officers. The Act further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, vote of the shareholders, or otherwise.

         Section 6.04 of the Company's Bylaws provides that the Company shall indemnify all persons to the full extent allowable by law who, by reason of the fact that they are or were a director of the Company, become a party or are threatened to be made a party to any indemnifiable action, suit or proceeding. The Company shall pay, in advance of the final disposition of any indemnifiable action, suit or proceeding under this bylaw, all reasonable expenses incurred by the director, upon receipt of an undertaking by or on behalf of the director to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company under the law. The Company may indemnify persons other than directors, such as officers and employees, as permitted by law. The Company may purchase and maintain insurance on behalf of directors, officers and other persons against any liability asserted against him, whether or not the Company would have the power to indemnify such person against such liability, as permitted by law.

         Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Company, pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                   PROSPECTUS
                           SURETY CAPITAL CORPORATION

                               TABLE OF CONTENTS


Prospectus Cover Page . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

Incorporation of Certain Documents
  by Reference    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

Risk Factors      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

Use of Proceeds  6

Capitalization    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

Management's Discussion and Analysis  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

Selling Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

Plan Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

Description of Company's Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

Information with Respect to the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

Legal Opinion     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

Experts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

Indemnification of Directors and Officers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13


        This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. No person has been authorized to give any information or to make any representations other than those contained in this Prospectus or the documents incorporated by reference herein in connection with the offering made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. Neither the delivery of this Prospectus or any prospectus supplement nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information herein or therein is correct as of any time subsequent to the date of such information.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.


        The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee. The amount of sales commissions assumes that 620,000 shares of Company Shares will be sold by a registered broker-dealer which may or may not occur. All expenses will be borne by the Company.



         Sales Commissions                                                        $  100,750.00
         Registration Fee                                                         $    2,037.00
         Printing Expenses                                                        $    3,000.00
         Legal Fees and Expenses                                                  $   55,000.00
         Accounting Fees and Expenses                                             $   20,000.00
         Miscellaneous                                                            $         -0-
                                                                                  -------------

                 Total                                                            $  180,787.00


Item 15.  Indemnification of Directors and Officers.

         Section 145 of the General Corporation Law of the State of Delaware (the "Act") empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity as directors and officers. The Act further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, vote of the shareholders, or otherwise.

         Section 6.04 of the Company's Bylaws provides that the Company shall indemnify all persons to the full extent allowable by law who, by reason of the fact that they are or were a director of the Company, become a party or are threatened to be made a party to any indemnifiable action, suit or proceeding. The Company shall pay, in advance of the final disposition of any indemnifiable action, suit or proceeding under this bylaw, all reasonable expenses incurred by a director, upon receipt of an undertaking by or on behalf of a director to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company under the law. The Company may indemnify persons other than directors, such as officers and employees, as permitted by law. The Company may purchase and maintain insurance on behalf of directors, officers and other persons against any liability asserted against him, whether or not the Company would have the power to indemnify such person against such liability, as permitted by law.

Item 16.  Exhibits.

         The exhibits listed on the accompanying Exhibit Index are filed as part of this Registration Statement and such Exhibit Index is hereby incorporated by reference.

Item 17.  Undertakings.

         The Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration State- ment.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) To deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

         (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (7) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (8) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hurst, Texas on the 19th of May, 1995.


                                        SURETY CAPITAL CORPORATION


                                        By:/s/ C. Jack Bean
                                           ------------------------------------
                                            C. Jack Bean, Chairman of the Board


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


         Signature                                       Capacity                                        Date
         ---------                                       --------                                        ----
/s/ C. Jack Bean                           Chairman of the Board and Director                         May 19, 1995
- -------------------------------            (Principal Executive Officer)
C. Jack Bean



/s/ Bob Hackler                            Chief Financial Officer, Vice President,                   May 19, 1995
- -------------------------------            Secretary and Director
Bob Hackler                                (Principal Financial and Accounting Officer)



/s/ Cullen W. Turner                       Director                                                   May 19, 1995
- -------------------------------
Cullen W. Turner


/s/ G. M. Heinzelmann                      Director                                                   May 19, 1995
- -------------------------------
G. M. Heinzelmann



/s/ Garrett Morris                         Director                                                   May 19, 1995
- -------------------------------
Garrett Morris

                                 EXHIBIT INDEX



Exhibit                                        Exhibit
Number                                       Description
- ------                                       -----------
2.01             Reorganization agreement by and between First National Bank, N.A.; Lloyd W. Butts; D.C. Deegan; Norman
                 Denton; Murriel Gilbreath; Robert S. Light; Joe B. Turner, Jr.; Surety Bank N.A.; and Surety Capital
                 Corporation; dated May 24, 1994.  (10)

2.02             Reorganization agreement by and between the Farmers Guarantee State Bank of Kennard; Dr. Frank A. Smith
                 III; Surety Bank N.A.; and Surety Capital Corporation, dated February 4, 1994; and agreement to merge the Farmers Guarantee State Bank of Canard with and into Surety Bank, N.A. under the charter of Surety
                 Bank, N.A. and under the title of Surety Bank, N.A., dated February 4, 1994  (8)

4.01             Certificate of Incorporation of the Company.  (1)

4.02             Amendment to the Certificate of Incorporation, dated April 8, 1987. (2)

4.03             Restated Bylaws of the Company. (2)

4.04             Certificate of Amendment to the Company's Certificate of Incorporation, as filed with the Delaware
                 Secretary of State on April 4, 1988.  (4)

4.05             Form of Common Stock certificate (specimen).  (3)

4.06             Certification of Elimination of Series of Shares of Preferred Stock of the Company as filed with the
                 Delaware Secretary of State on January 31, 1992.  (7)

4.07             Certificate of Amendment to Company's Certificate of Incorporation as filed with Delaware Secretary of
                 State on June 14, 1993.  (11)

5.01             Opinion of Secore & Waller, L.L.P with respect to the validity of the shares to be registered and issued.***

10.01            Letter Loan Agreement between Overton Bank and Trust, N.A. and the Surety Capital Corporation, dated
                 December 9, 1994 with respect to a loan in the amount of $1,750,000.00.**

10.02            Pledge Agreement by and between Surety Capital Corporation and Overton Bank and Trust, N.A., dated
                 December 9, 1994.**

10.03            Promissory Note made by Surety Capital Corporation to Overton Bank and Trust N.A. in the amount of
                 $1,750,000.00, dated December 9, 1994.**

10.04            Guaranty Agreement entered into by C. Jack Bean with Overton Bank and Trust, N.A. with respect to the repayment by Surety Capital Corporation of loan from Overton Bank and Trust, N.A., dated December 9,
                 1994.**

10.05            Uniform Commercial Code Financing Statement UCC-1 completed with respect to Overton Bank & Trust,
                 N.A.'s security interest in the Shares of Stock of Surety Bank, N.A., owned by Surety Capital
                 Corporation.**

10.06            A form of Contingent Stock Right granted by the Company to Robert M. Adams, with respect to the right to receive additional shares of Common Stock in the event the Company fails to register with the
                 Securities and Exchange Commission those shares purchased in the December 1994 private placement with schedule identifying omitted agreements with substantially identical terms.**

10.07            A form of Contingent Stock Right offered to Robert M. Adams, with respect to the right to purchase additional shares of Common Stock in the event the Company subsequently offers Company securities on terms more favorable than those offered to the purchasers in the private placement with identifying schedule setting forth omitted Contingent Stock Right agreements with substantially identical terms.**

10.08            Surety Capital Corporation 1988 Incentive Stock Option Plan of Surety. (7)

10.09            Form of Change in Control Agreement dated August 16, 1994, as entered into between the Company and C.
                 Jack Bean with schedule identifying parties to substantially similar agreements.**

10.10            Lease agreement between Precinct Office Park Joint Venture, as landlord, and the Company, as tenant, regarding offices located in Hurst, Texas, dated December 1, 1989. (6)

10.11            Renewal of Promissory Note in the original principal amount of $1,750,000, with Surety Capital
                 Corporation as borrower, and Overton Bank and Trust, N.A. as lender, dated March 9, 1995.  (8)

10.12            Surety Capital Corporation 1995 Incentive Stock Option Plan.  (8)

13.01            Annual Report to shareholders for the fiscal year ended December 31, 1994. (8)

13.02            Quarterly report on form 10-Q for the three months ended March 31, 1995.  **

13.03            Annual Report on Form 10-K for the year ended December 31, 1994. **

23.01            Consent of Coopers & Lybrand, L.L.P. with respect to the Financial Statements prepared for the
                 Company dated March 27, 1995.**

23.02            Consent of Coopers & Lybrand, L.L.P. with respect to the Financial Statements prepared for the First
                 National Bank, N.A.**

23.03            Consent of Coopers & Lybrand, L.L.P. with respect to the Financial Statements prepared for the Farmers
                 Guarantee State Bank of Kennard.**

23.04            Consent of Secore & Waller, L.L.P.***

23.05            Consent of Coopers & Lybrand, L.L.P. with respect to the financial statement prepared by for the Company, dated
                 May 19, 1995.***

27               Financial Data Schedule**

99.01            Form of Subscription Agreement Regarding Offering of Company's Common Stock.**

                             NOTES TO EXHIBIT INDEX

(1) Filed with Registration Statement No. 33-1983 on Form S-1 and incorporated by reference herein.

(2) Filed with the Company's Form 10-K dated October 31, 1987 and incorporated by reference herein.

(3) Filed with the Company's Form 8-K dated May 17, 1988 and incorporated by reference herein.

(4) Filed with the Company's Form 10-Q for the quarter ended April 30, 1988 and incorporated by reference herein.

(6) Filed with the Company's Form 10-K dated December 31, 1990 and incorporated by reference herein.

(7) Filed with the Company's Form 10-K dated December 31, 1991 and incorporated by reference herein.

(8) Filed with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and incorporated by reference herein.

(9) Filed with the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1995 and incorporated by reference herein.

(10) Filed with the Company's Form 8-K dated December 8, 1994 and incorporated by reference herein.

(11) Filed with the Company's Form 10-K dated December 31, 1993 and incorporated by reference herein.



**               Filed previously.

***              Filed herein.